[LETTERHEAD OF PMA CAPITAL CORPORATION]

November 8, 2004

Via EDGAR and Facsimile

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20545

Re:	PMA Capital Corporation (the “Company”)
Registration Statement on Form S-4
(File No. 333-119435)

Dear Mr. Riedler:

On November 5, 2004, the Company respectfully requested that the Commission enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 4:00 p.m. on Tuesday, November 9, 2004, or as soon thereafter as practicable.

In connection with that request the Company acknowledges (i) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to Justin P. Klein of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8606 or to the undersigned at (610) 397-5458.

Sincerely,

PMA CAPITAL CORPORATION

/S/ JOSEPH W. LA BARGE

Joseph W. La Barge
Assistant Vice President and Assistant General Counsel